UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART

Not applicable as this filing is for the fourth quarter of the fiscal year of the registered holding company.







ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate         Reporting
company           company       Type                      Net
advancing         receiving     of                        Change
funds             funds         transaction               in contributions

Unitil            Unitil        Capital contribution      100,000
Corporation       Resources
                  Inc.



ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate  Reporting
company    company    Types of   Direct    Indirect              Total
rendering  receiving  services   costs     costs       Cost of   amount
services   services   rendered   charged   charged     capital   billed

Unitil     Unitil     Energy     $7,520    $10,007     $0        $17,527
Service    Resources  Marketing
Corp.      Inc.       and
                      Consulting

	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the fourth quarter of 1997 included regulatory, finance, accounting, marketing, energy management and administrative services.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)


Investments in Energy-related Companies:
   Total consolidated capitalization
   as of  December 31, 1997                         $139,399
   Total capitalization multiplied by 15%             20,910

   Greater of $50 million or line 2                               $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                          100

         Total current aggregate investment                  100

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                    $49,900



Investments in Gas-related Companies

	None.

ITEM 5 - OTHER INVESTMENTS



                        Other             Other              Reason for
Major line of           investment in     investment in      difference in
energy-related          last U-9C-3       this U-9C-3        other
business                report            report             investment

Energy Marketing        $10,000 *         $0                 n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000 and was made prior to the effective date of Rule 58.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements
Not applicable as this filing is for the fourth quarter of the fiscal year of the registered holding company.


B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Unitil Corporation


                                             By: /s/  Mark H. Collin
                                                      Mark H. Collin
                                                         Treasurer

Dated:  February 28, 1998







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Unitil Corporation


                                             By:
                                                  Mark H. Collin
                                                  Treasurer

Dated:  February 28, 1998